Exhibit 99.2

Todos Medical Signs Novel Coronavirus (COVID-19) Point-of-Care Rapid Antibody Testing Kit Exclusive Distribution Agreement for the United States and Israel with Shanghai Liangrun Subsidiary Gibraltar

●	Colloidal Gold demonstrated 90.4% sensitivity and 100% specificity in Chinese clinical trial
●	Provides results in two to 10 minutes at the point of care using blood from a finger prick
●	CE Mark and Chinese National Medical Products Administration (NMPA) approval have been received; Todos will pursue U.S. FDA approval

REHOVOT, Israel and NEW YORK, NY, March 19, 2020 (GLOBE NEWSWIRE) — via NEWMEDIAWIRE —Todos Medical Ltd. (TOMDF), a pre-commercial stage in-vitro diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, today announced it has entered into an exclusive distribution agreement for the United States and Israel (the “Distribution Agreement”) with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (“Shanghai”), for its proprietary colloidal gold immunochromatography test (“Colloidal Gold”).

Colloidal Gold has been approved as a diagnostic test for the novel coronavirus (COVID-19) in China by the NMPA (formerly the China FDA) and in Europe under a CE Mark. Todos will be responsible for obtaining U.S. Food and Drug Administration (FDA) approval and plans to do so under the Emergency Use Authorization Program.

Shanghai has shipped test kits for validation by Todos. During the four-week validation process, Todos intends to place its first purchase order based upon the market demand identified. Shanghai currently has 500,000 Colloidal Gold test kits in stock, and has indicated to Todos that it can manufacture up to 300,000 test kits per day to help meet the demand in the U.S., given that demand for test kits in China has begun to decline.

COLLOIDAL GOLD NOVEL CORONAVIRUS (COVID-19) TEST KIT VIDEO INSTRUCTIONS

VIDEO LINK: https://www.youtube.com/watch?v=bqkqUkZljFs&feature=youtu.be

The Colloidal Gold point-of-care (POC) test kit uses a drop of blood from a finger prick to test for antibodies to COVID-19. The test kit contains a detection kit, a lancet, a disinfectant wipe, a micropipette, a cotton ball and the reagent. The kit comes in a sealed plastic bag and includes instructions; the only thing not included is a timer. This is a rapid test that takes between two and 10 minutes to obtain results, compared with the nasal swab test currently in widespread use that takes two to three days for results.

“I’m pleased to see Todos take on the task of bringing additional COVID-19 testing capacity into the United States, where we expect significant demand in the coming months as we grapple with the international pandemic,” said Jorge Leon, Ph.D., Chief Medical Advisor to Todos. “The IgM antibody response to the SARS-CoV-2 virus appears at days 5-6 after infection showing recent exposure to the virus, and lasts for up to three weeks, therefore it is an important test to increase the window of diagnostic sensitivity of true positive cases since the molecular test (nucleic acid test), despite being the gold standard, is not always positive in some patients during the early course of infection. The IgG antibody response peaks at day 21 and lasts for years, indicating the patient was infected with the virus. The Colloidal Gold IgM/IgG tests has become a very important test in the coronavirus testing paradigm, and we will be working to validate the assay here in the United States in the coming weeks in preparation for commercial launch under CLIA and parallel interactions with U.S. federal authorities to expedite its path to FDA approval using the recently enacted Emergency Use Authorization Program. Because Colloidal Gold tests for antibodies to the virus that causes COVID-19 (SARS-CoV-2), instead of testing for the virus itself, this test will be different and complementary to the nucleic acid test Todos will be validating in parallel. Validating and making available the Colloidal Gold and lab-based molecular testing together or in parallel has the potential to create a new paradigm in the screening for COVID-19 that we believe may allow for EUA from US FDA for Colloidal Gold POC test kit.”

Todos and Provista Diagnostics, Inc. have agreed to use Provista’s lab in Alpharetta, Georgia to conduct the validation required to launch the test in the U.S. under CLIA. Todos entered into an exclusive option to acquire Provista, and this transaction is expected to close in the second quarter of 2020. All COVID-19 testing inquiries should be directed via email to covidtesting@provistadx.com.

Rao Mulpuri, Ph.D., Chief Operating Officer of Provista, commented, “We are very pleased to help validate and ultimately offer this new, more comprehensive testing paradigm to meet the needs of our country during this COVID-19 crisis.”

“In these extraordinary times, the value of widespread medical testing has become clearer than ever. We are proud to use our business development expertise to identify multiple solutions that together have the potential to significantly increase testing accuracy and capacity in the U.S. by screening large numbers of patients in places where traditional lab testing methods may not be able to meet the demand,” said Gerald Commissiong, President & CEO of Todos Medical.

“The concept behind a rapid test is to triage and quarantine the patient as quickly as possible after detection,” he added. “This test can be done at a doctor’s office or in a clinic by a nurse practitioner, but we are particularly focused on nursing homes and senior care centers. These locations typically house seniors with underlying medical conditions that make them the most at-risk population due to lack of mobility. Through testing we believe communities can quickly identify infections earlier and limit a group’s overall exposure to COVID-19, which is particularly deadly in this demographic. There are more than 65 million Americans over the age of 65, and this is one of the most at-risk populations for whom we must ensure early detection. We also are looking to ensure solutions for various government organizations, self-insured employers, small businesses as well as other groups who need access to testing.”

Clinical Results from Clinical Trial in Wuhan, China

All samples were tested using the Colloidal Gold diagnostic device, and the results were compared to RT-PCR or clinical diagnosis (including chest Computed Tomography and clinical signs and symptoms) of Novel Coronavirus. Colloidal Gold was evaluated with 188 blood samples obtained from clinically confirmed COVID-19 patients from multiple Chinese Hospitals and the Chinese CDC laboratories (positive), as well as 182 non-SARS-CoV-2 infected patients (negative). The results were:

●	Sensitivity (positive): 90.43% (170/182)
●	Specificity (negative): 100% (182/182)

About Novel Coronavirus (COVID-19)

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries. COVID-19 is the disease caused SARS-CoV-2.

About Todos Medical Ltd.

Todos Medical Ltd. is an in-vitro diagnostic company engaged in the development of blood tests for the early detection of a variety of cancers, and also has initiated the development of blood tests for neurodegenerative disorders such as Alzheimer’s disease through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. Todos has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system, which triggers biochemical changes in peripheral blood mononuclear cells and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2, have received the CE mark. Todos owns 19.99% of Breakthrough Diagnostics, Inc., a joint venture with Amarantus Bioscience Holdings, Inc. (AMBS) that is developing the LymPro Test®, a blood test for diagnosing Alzheimer’s disease. Todos has exercised its option to acquire Breakthrough and expects to close on that transaction in the first half of 2020. Todos has also entered into an exclusive option to acquire breast cancer blood testing company Provista Diagnostics, Inc. that is commercializing the Videssa® breast cancer blood test.

Todos has entered into a non-excusive distribution agreement with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the US and Israel of 3DMed’s ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine). 3DMed’s COVID, COVID/Flu and 3D Machine have received a CE Mark in Europe. 3D Machine also has received approval from the Chinese FDA. 3DMed is currently engaged in discussions with the FDA regarding approval of its products.

Additionally, Todos has entered into an exclusive distribution agreement with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (“Shanghai”), for its proprietary colloidal gold immunochromatography test (“Colloidal Gold”) Rapid Test for the novel coronavirus that can deliver test results in two to 10 minutes at point of care. Colloidal Gold has been approved as a diagnostic test for COVID-19 in China by the NMPA (formerly the China FDA) and in Europe under a CE Mark. Todos will be responsible for obtaining U.S. Food and Drug Administration (FDA) approval.

For more information, the content of which is not part of this press release, please visit http://www.todosmedical.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact

Daniel Hirsch

Todos Medical

Investor Relations

Email: Dan.h@todosmedical.com

Phone: (347) 699-0029